                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                 WHX Corporation
                                 ---------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    929248508
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

----------------------------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                   Page 2 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   4,821,707
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,821,707
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,821,707
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                   Page 3 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   4,821,707
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,821,707
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,821,707
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                   Page 4 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   4,821,707
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,821,707
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,821,707
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    48.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                   Page 5 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                   Page 6 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                   Page 7 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                         JOSHUA SCHECHTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   -0-
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                   Page 8 of 15 Pages
------------------------                                  ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer
            -------------------

            This statement relates to shares of the Common Stock, par value $.01
(the "Shares"), of WHX Corporation (the "Issuer").  The address of the principal executive  offices of the  Issuer is 110 East 59th  Street,  New York,  New York
10022.

Item 2.     Identity and Background.
            -----------------------

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC"), Warren G. Lichtenstein, Glen Kassan,
Jack L. Howard and Joshua  Schechter.  Each of the foregoing is referred to as a
"Reporting  Person" and  collectively  as the  "Reporting  Persons." Each of the
Reporting  Persons is party to that certain  Joint  Filing  Agreement as further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

            (b) The principal  business  address of Steel Partners II,  Partners
LLC, Mr.  Lichtenstein,  Mr. Kassan and Mr. Howard is 590 Madison  Avenue,  32nd
Floor, New York, New York 10022. The principal business address of Mr. Schechter is 150 South Rodeo Drive, Suite 100, Beverly Hills, California 90212.

            (c) The principal  business of Steel Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

            Jack Howard, Glen Kassan and Joshua Schechter are employees of Steel
Partners,  Ltd., a  management  and advisory  company that  provides  management services to Steel Partners II and other  affiliates of Steel Partners II. Warren
Lichtenstein  is a director,  and the president and chief  executive  officer of
Steel Partners,  Ltd. Messrs. Kassan, Howard and Schechter are also directors of the Issuer.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

----------------------------                            ------------------------
CUSIP No. 929248508                   13D                   Page 9 of 15 Pages
----------------------------                            ------------------------

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs. Lichtenstein,  Kassan, Howard and Schechter are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On July 22,  2005,  the Issuer's  Chapter 11 Plan of  Reorganization
(the  "Plan")  was  confirmed  by the U.S.  Bankruptcy  Court  for the  Southern
District  of New York.  The  effective  date for the Plan was July 29, 2005 (the
"Effective Date"). Pursuant to the Plan, holders of the Issuer's 10 1/2 % senior notes (the "Senior Notes") shall receive a pro rata share of 9,200,000 Shares of the reorganized company,  representing 92% of the equity in the Issuer. For each
$1,000 principal amount of Senior Notes,  holders shall receive 99.11657 Shares.
As of the  Effective  Date,  Steel  Partners  II  held  an  aggregate  value  of
$47,084,000 Senior Notes of the Issuer. Accordingly,  Steel Partners II received
4,666,804  Shares in exchange  for their  Senior  Notes.  Steel  Partners II has purchased 154,903 Shares subsequent to the Effective Date.

            The  aggregate  purchase  price  of  the  $47,084,000  Senior  Notes underlying the 4,666,804  Shares held by Steel Partners II is  $44,766,151.  The
Senior Notes held by Steel Partners II were acquired with partnership funds. The aggregate  purchase  price of the additional  154,903 Shares  purchased by Steel
Partners II is $1,601,186,  including brokerage  commissions,  all of which were acquired with partnership funds.

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased  the Senior  Notes and the Shares based on the Reporting  Persons'  belief that the Senior Notes and Shares,  when
purchased,   were   undervalued   and   represented  an  attractive   investment
opportunity.   Depending  upon  overall  market  conditions,   other  investment
opportunities available to the Reporting Persons, and the availability of Shares at prices  that would make the  purchase of  additional  Shares  desirable,  the
Reporting Persons may endeavor to increase their position in the Issuer through, among  other  things,  the  purchase  of Shares on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein.  Steel Partners II intends to review  its  investment  in the  Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems appropriate including,  without limitation,  making proposals to the Issuer concerning changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing additional Shares,  selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

----------------------------                            ------------------------
CUSIP No. 929248508                   13D                   Page 10 of 15 Pages
----------------------------                            ------------------------

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  10,000,000  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Current Report on Form
8-K, as filed with the Securities and Exchange Commission on July 28, 2005.

            As of the close of business on August 22,  2005,  Steel  Partners II beneficially  owned 4,821,707 Shares,  constituting  approximately  48.2% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 4,821,707  Shares owned by Steel Partners
II,  constituting  approximately  48.2% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 4,821,707  Shares owned by Steel Partners II,  constituting approximately 48.2% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  4,821,707  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

            Messrs.  Kassan,  Howard and Schechter currently do not beneficially own any Shares.

            (b) By virtue of his positions  with Partners LLC and Steel Partners
II,  Mr.  Lichtenstein  has the sole  power to vote and  dispose  of the  Shares reported in this Schedule 13D.

            (c) There have been no transactions by the Reporting  Persons in the
Shares during the past sixty days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.
            -------------------------------------------------------------

            On August 23,  2005,  the  Reporting  Persons  entered  into a Joint
Filing  Agreement,  in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the
Issuer.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

----------------------------                            ------------------------
CUSIP No. 929248508                   13D                   Page 11 of 15 Pages
----------------------------                            ------------------------

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.   Joint Filing  Agreement  by and among Steel  Partners II, L.P.,
                 Steel Partners,  L.L.C.,  Warren G. Lichtenstein,  Glen Kassan,
                 Jack L. Howard and Joshua Schechter, dated August 23, 2005.

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                   Page 12 of 15 Pages
------------------------                                  ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2005                  STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

                                        /s/ Glen Kassan
                                        ----------------------------------------
                                        GLEN KASSAN

                                        /s/ Jack L. Howard
                                        ----------------------------------------
                                        JACK L. HOWARD

                                        /s/ Joshua Schechter
                                        ----------------------------------------
                                        JOSHUA SCHECHTER

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                  Page 13 of 15 Pages
------------------------                                  ----------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past Sixty Days
              -----------------------------------------------------

Shares of Common Stock             Price Per                   Date of
       Purchased                   Share($)                   Purchase
       ---------                   --------                   --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        154,903                    10.2967                    8/19/05

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                                   GLEN KASSAN
                                   -----------
                                      None

                                 JACK L. HOWARD
                                 --------------
                                      None

                                JOSHUA SCHECHTER
                                ----------------
                                      None

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                  Page 14 of 15 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                              Page

1.    Joint  Filing  Agreement  by and among Steel  Partners  II,            15
      L.P., Steel Partners, L.L.C., Warren G. Lichtenstein,  Glen
      Kassan, Jack L. Howard and Joshua Schechter, dated August 23,
      2005.

------------------------                                  ----------------------
CUSIP No. 929248508                   13D                  Page 15 of 15 Pages
------------------------                                  ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 23,
2005  (including  amendments  thereto)  with  respect to the Common Stock of WHX
Corporation.  This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated: August 23, 2005                  STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

                                        /s/ Glen Kassan
                                        ----------------------------------------
                                        GLEN KASSAN

                                        /s/ Jack L. Howard
                                        ----------------------------------------
                                        JACK L. HOWARD

                                        /s/ Joshua Schechter
                                        ----------------------------------------
                                        JOSHUA SCHECHTER